
September 9, 2024

Claude Maraoui
Chief Executive Officer
Journey Medical Corporation
9237 E Via de Ventura Blvd, Suite 105
Scottsdale, AZ 85258

  Re: Journey Medical Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2023
    Filed March 29, 2024
    File No. 001-41063

Dear Claude Maraoui:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Rakesh Gopalan, Esq.